U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

O'Reilly                            David                E.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

233 S. Patterson Ave.
--------------------------------------------------------------------------------
                                    (Street)
Springfield                         MO                   65802
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

O'Reilly Automotive, Inc. (ORLY)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

March, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chief Executive Officer and Co-Chairman of Board of Directors
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                     (A)           of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount        or   Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                    (D)           and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

                                      3/21/02        J        V      100,000       D(1) $31.00                  D
                                      3/21/02        J        V       50,000       D(1) $31.00                  D
                                      3/21/02        J        V       50,000       D(1) $31.00                  D

Common Stock                                                                                       417,354      D
------------------------------------------------------------------------------------------------------------------------------------

                                      3/21/02        J        V       50,000       I(1) $31.00
                                      3/21/02        J        V       25,000       I(1) $31.00
                                      3/21/02        J        V       25,000       I(1) $31.00
                                      3/21/02        J        V       50,000       I(1) $31.00
                                      3/21/02        J        V       25,000       I(1) $31.00
                                      3/21/02        J        V       25,000       I(1) $31.00
                                      3/21/02        J        V       50,000       I(1) $31.00
                                      3/21/02        J        V       25,000       I(1) $31.00
                                      3/21/02        J        V       25,000       I(1) $31.00

Common Stock                                                                                       1,608,174    I         As trustee
                                                                                                                          for re-
                                                                                                                          porting
                                                                                                                          person's
                                                                                                                          children
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                       0            I         As custo-
                                                                                                                          dian for
                                                                                                                          reporting
                                                                                                                          person's
                                                                                                                          minor
                                                                                                                          children

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       3,131        I         401(k)plan

------------------------------------------------------------------------------------------------------------------------------------
----------

(1) On March 19, 2002, Reporting Person entered into a Variable Prepaid Forward Sales Contract suplemented by confirmation representing Reporting Person's obligation, on the maturity date of each such confirmation, to either sell maximum of shares of common stock covered thereby or pay balance due thereunder in cash.

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Employee stock
options with tandem
withholding right                                                                Common
(right to buy)      $12.25                                   12/1/98(1) 12/1/07  Stock                    60,000    D

------------------------------------------------------------------------------------------------------------------------------------
Employee stock
options with tandem
withholding right                                                                Common
(right to buy)      $21.31                                    8/5/00(1)  8/5/09  Stock                    50,000    D

------------------------------------------------------------------------------------------------------------------------------------
Employee stock
options with tandem
withholding right                                                                Common
(right to buy)      $26.51                                    6/14/02(1) 6/14/11 Stock                    30,000    D

------------------------------------------------------------------------------------------------------------------------------------

(1) The derivative securities disclosed in Table II above are 25% exercisable 1 year after grant; 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant.

====================================================================================================================================

Explanation of Responses:

All share ending balances have been adjusted to reflect 100% stock dividends in the form of two stock splits: July 31, 1997 and November 15, 1999. Payment dates on the dividends were August 31, 1997 and November 30, 1999, respectively.


/s/David E. O'Reilly                                           04/10/02
---------------------------------------------            -----------------------
David E. O'Reilly                                                  Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2

EDGARLink 7.0 (8/00) Ver. 3.1